UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Foundation Health Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                                    350404109
                                 (CUSIP Number)




                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  _X_      Rule 13d-1(b)

                           Rule 13d-1(c)

                  __       Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                   SCHEDULE 13G

CUSIP No. 350404109                                                 Page 2

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Invista Capital Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

         NUMBER OF               5        SOLE VOTING POWER
         SHARES
         BENEFICIALLY            6        SHARED VOTING POWER        8,067,367
         OWNED BY
         EACH                    7        SOLE DISPOSITIVE POWER
         REPORTING
         PERSON                  8        SHARED DISPOSITIVE POWER   8,067,367
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,067,367

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.6%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IA










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SCHEDULE 13G

CUSIP No. 350404109                                                Page 3

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Principal Mutual Holding Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Iowa

         NUMBER OF             5        SOLE VOTING POWER
         SHARES
         BENEFICIALLY          6        SHARED VOTING POWER        8,067,367
         OWNED BY
         EACH                  7        SOLE DISPOSITIVE POWER
         REPORTING
         PERSON                8        SHARED DISPOSITIVE POWER   8,067,367
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,067,367

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.6%

12       TYPE OF REPORTING PERSON (See Instructions)
                  HC


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                                                                     Page 4
Item 1(a)                  Name of Issuer:

                   Foundation Health Systems, Inc.

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                   21600 Oxnard Street
                   Woodland Hills, CA 91367


Item 2(a)                  Name of Person Filing:

                  Invista Capital Management, LLC
          Principal Mutual Holding Co.

Item 2(b)      Address of Principal Business Office, or, if None,
               Residence:

Invista Capital Management, LLC    Principal Mutual Holding Co.
699 Walnut                          711 High Street
1800 Hub Tower                      Des Moines, IA   50392-0088
Des Moines, IA  50309


Item 2(c)       Citizenship:

           Invista Capital Management, LLC - State of Delaware
           Principal Mutual Holding Co. - State of Iowa


Item 2(d)       Title of Class of Securities:

          Common Stock


Item 2(e)       CUSIP Numbers:

                  350404109


Item 3. If this statement is filed pursuant to section 240.13d- 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e)      [X]  An  investment   adviser  in   accordance   with  section
                  240.13d-1(b)(1)(ii)(E).

Item 4.                    Ownership:

(a)   Amount Beneficially Owned ..................
 8,067,367 Shares Common Stock presently held by Invista Cap. Mgmt. 8,067,367 Shares Common Stock presently held by Principal Mutual




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                                                                   Page 5

(b)   Percent of Class .....
         6.60%     Invista Capital Management
         6.60%     Principal Mutual


(c) Number of shares as to which the person has:

     (i)    Sole Power to Vote or Direct the Vote
  0 Invista Cap. Mgmt.
  0 Principal Mutual

         (ii)   Shared Power to Vote or Direct the Vote

8,067,367 Shares Common Stock presently held by Invista Cap. Mgmt. 8,067,367 Shares Common Stock presently held by Principal Mutual


         (iii)      Sole Power to Dispose or to Direct the Disposition of

  0 Invista Cap. Mgmt.
  0 Principal Mutual

         (iv) Shared Power to Dispose or to Direct the Disposition of

8,067,367 Shares Common Stock presently held by Invista Cap. Mgmt. 8,067,367 Shares Common Stock presently held by Principal Mutual



Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

         Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

                  See Exhibit attached.



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                                                                   Page 6

Item 8.           Identification and Classification of Members of the Group
                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10(b).       Certification

                  By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

PRINCIPAL MUTUAL HOLDING COMPANY
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Dated this 10th day of February, 1999





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